Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-261836

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $1,000,000,000 United States Dollar Floating Rate Bonds due August 2028

Final Term Sheet

July 24, 2024

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	United States Dollar Floating Rate Bonds due August 2028

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered Global

Offering Size:	U.S. $1,000,000,000

Trade Date:	July 24, 2024

Settlement Date:	August 1, 2024 (T+6)

Maturity Date:	August 1, 2028

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year.

First Interest Payment Date:	November 1, 2024

Coupon	Compounded SOFR plus 33 bps

Compounded SOFR Convention:	SOFR Index where SOFR Index Start and SOFR Index End will be 5 days prior to Interest Period

Price:	100%

Day Count Convention:	Actual/360

Specified Currency:	United States Dollar (“U.S.$” or “$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Fees:	0.1125%

Net Proceeds to the Issuer:	U.S. $998,875,000

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	The laws of Ontario and the laws of Canada applicable therein.

Business Day Convention:	Following; Adjusted.

Business Days:	London, New York, Toronto

Joint Lead Managers:	BMO Capital Markets Corp. HSBC Bank plc Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Billing and Delivering:	Scotia Capital (USA) Inc.

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B KG6

ISIN:	US30216BKG67

Reference Document:	Prospectus Supplement, subject to completion, dated July 24, 2024 and Prospectus dated March 14, 2022 https://www.sec.gov/Archives/edgar/data/276328/000119312524024934/d722075d424b2.htm

Legends:

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted.

MiFID Target Market: The manufacturer target market (MiFID product governance) is eligible and professional counterparties only (all distribution channels).

UK MiFIR Target Market: The manufacturer target market (MiFIR product governance) is eligible and professional counterparties only (all distribution channels).

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in the United Kingdom (the “UK”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) and the FSMA from the requirement to produce or publish a prospectus. Accordingly, any person making or intending to make any offer within the UK of the bonds may only do so in circumstances in which no obligation arises for EDC or any underwriter to produce or publish a prospectus pursuant to the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation in relation to such offer. Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in the UK and accordingly none is a prospectus for the purposes of the UK Prospectus Regulation.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce or publish a prospectus. Accordingly, any person making or intending to make any offer within a Member State of the bonds may only do so in circumstances in which no obligation arises for EDC or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation in relation to such offer. Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Regulation.

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, the UK or any Member State, this announcement and the offer are only addressed to and directed at persons in the UK or that Member State who are qualified investors as defined in the UK Prospectus Regulation or the Prospectus Regulation, as applicable and must not be acted upon by other persons in the UK or that relevant Member State.

Neither EDC nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriter which constitute the final placement of the bonds contemplated in the prospectus supplement.

This document has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented that it has not offered or sold any bonds or caused the bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any bonds or cause the bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (as modified or amended from time to time) (the “SFA”)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the bonds will be made against payment thereof on or about August 1, 2024, which will be the sixth business day following the pricing of the bonds (such settlement cycle being herein referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the day of pricing will be required, by virtue of the fact that the bonds initially will settle in T+6 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds prior to closing should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by EDC.

EDC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents EDC has filed with the SEC for more complete information about EDC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.

Alternatively, EDC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-864-7760 for BMO Capital Markets Corp., 1-866-811-8049 for HSBC Bank plc, 1-800-372-3930 for Scotia Capital (USA) Inc. and 1-800-645-3751 for Wells Fargo Securities, LLC.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.